Exhibit 3.30

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

OF

SEA-LOGIX, LLC

1. The name of the limited liability company is SEA-LOGIX, LLC.

2. The address of the company is 699 Harbor Plaza, Long Beach, California.

3. The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, New Castle County. The name of its registered agent at such address is The Corporation Trust Company.

4. This Company shall have perpetual existence and may carry on any lawful business, purpose or activity pursuant to Delaware Corporation Law, Limited Liability Company Act, Chapter 18, Section 18-106.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of SEA-LOGIX, LLC this 11th day of February, 2003.

CSX LINES, LLC Authorized Person
BY:	/s/ Robert S. Zuckerman
Robert S. Zuckerman, Secretary

STATE OF DELAWARE

SECRETARY OF STATE

DIVISION OF CORPORATIONS

FILED 02:30 PM 02/12/2003

030094915 – 2188580